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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

September 5, 2014

Via EDGAR AND UPS Next-Day Air Delivery

Mr. Edward P. Bartz

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3010

Washington, DC 20549

Re:	Business Development Corporation of America II – Registration Statement on Form N-2

Dear Mr. Bartz:

This letter sets forth the undertaking of our client, Business Development Corporation of America II, formerly BDCA Senior Capital, Inc. (the “Fund”), to the verbal comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission from the telephone conversation on September 2, 2014 regarding the Fund’s pre-effective amendment to its registration statement on Form N-2 filed on August 29, 2014 (the “Registration Statement”). For your convenience, we have set forth below the Staff’s comment followed by the response.

PROSPECTUS

Determination of NAV

Comment: Please revise the disclosure in “Determination of NAV—Determinations in Connections with Offerings” to state that the Fund’s board of directors, or committee thereof, will determine the magnitude of the difference between the current NAV and the current offering price as of a time within 48 hours, excluding Sundays and federal holidays.

Response: The Fund undertakes to revise the above-referenced disclosure as follows, to be included in its final 497 prospectus to be filed promptly after a declaration of effectiveness from the Staff:

•	the magnitude of the difference between (i) a value that our board of directors or a committee thereof has determined reflects the current NAV (as of a time within 48 hours, excluding Sundays and federal holidays) of our common stock, which is based upon the NAV of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the NAV of our common stock since the date of the most recently disclosed NAV of our common stock, and (ii) the current offering price of our common stock.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

September 5, 2014

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:

James A. Tanaka, RCS Capital Corporation
John H. Grady, National Fund Advisors, LLC
Christopher Carlson, RCS Capital Corporation
Nataly Zelensky, RCS Capital Corporation
Martin H. Dozier, Alston & Bird LLP